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JESSICA HOWELL jessica.howell@dechert.com +1 617 728 7133 Direct +1 617 426 6567 Fax

June 15, 2015

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: Goldman Sachs Trust II (the “Registrant”), SEC File Numbers 333-185659 and 811-22781

Dear Mr. Parachkevov:

This letter responds to the comments you provided to Stephanie Capistron of Dechert LLP in a telephonic discussion on May 27, 2015, with respect to your review of Post-Effective Amendment No. 12 (“PEA No. 12”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on April 10, 2015. PEA No. 12 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of the Multi-Manager International Equity Fund and the Multi-Manager U.S. Dynamic Equity Fund, each a new series of the Registrant (each a “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus – Both Funds

1.	Comment: Please complete each Fund’s “Annual Fund Operating Expenses” table. Please also provide each Fund’s “Annual Fund Operating Expenses” table to the SEC staff for review in advance of the registration statement’s effective date.

Response: The Funds have incorporated this comment. In addition, the Registrant will file a registration statement dated June 15, 2015 pursuant to Rule 485(b), which contains the “Annual Fund Operating Expenses” table, and such registration statement will not become effective until June 24, 2015 at the earliest.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC  EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich Paris  ASIA  Beijing  Hong Kong

2.	Comment: Please indicate whether “Acquired fund fees and expenses” should be included as a separate line item in each Fund’s “Annual Fund Operating Expenses” table in light of the Fund’s ability to invest in other investment companies.

Response: Each Fund hereby confirms that its “Acquired fund fees and expenses” are not expected to exceed the threshold under Instruction 3(f)(i) of Item 3 of Form N-1A during its first fiscal year, and therefore disclosure of such fees and expenses as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required.

3.	Comment: Please confirm that, with respect to any fee waiver and expense limitation arrangements described in the footnotes to each Fund’s “Annual Fund Operating Expenses” table, the arrangements will remain in effect for at least one year from the date of the Prospectus.

Response: Each Fund hereby confirms that any fee waiver and expense limitation arrangements described in the footnotes to its “Annual Fund Operating Expenses” table will remain in effect for at least one year from the date of the Prospectus.

4.	Comment: Please confirm that, with respect to any fee waiver and expense limitation arrangements described in the footnotes to each Fund’s “Annual Fund Operating Expenses” table, the Investment Adviser will not be entitled to recoup any amounts waived or reimbursed pursuant to the arrangements.

Response: Each Fund hereby confirms that, with respect to any fee waiver and expense limitation arrangements described in the footnotes to its “Annual Fund Operating Expenses” table, the Investment Adviser is not entitled to recoupment of any waived fees, or reimbursed expenses, from prior fiscal years.

5.	Comment: Please confirm that, with respect to any fee waiver and expense limitation arrangements described in the footnotes to each Fund’s “Annual Fund Operating Expenses” table, the related agreements will be filed as exhibits to the registration statement.

Response: Written agreements related to the fee waiver and expense limitation arrangements described in the footnotes to each Fund’s “Annual Fund Operating Expenses” table, if any, will be filed as exhibits. Please note that the Prospectus contains the terms of the fee waiver and expense limitation arrangement between the Investment Adviser and the Fund.

6.	Comment: Please confirm that an amendment to the registration statement will be filed to add information about the Underlying Managers and make any changes to the strategy and risk disclosure that are needed in light of the strategies to be employed by the Underlying Managers.

Response: The Funds hereby confirm that an amendment to the registration statement will be filed to add information about the Underlying Managers and make any necessary changes to the strategy and risk disclosure.

7.	Comment: Please consider whether “Liquidity Risk” and/or “Management and Model Risk” should be included as principal risks of each Fund.

Response: Each Fund has included “Liquidity Risk” as a principal risk of the Fund and hereby confirms that “Management and Model Risk” should not be included as a principal risk of the Fund.

8.	Comment: Please ensure that the derivatives-related disclosure in the Prospectus is appropriate for each Fund, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010). In this regard, please explain supplementally why a separate “Swaps Risk” is included in addition to the standard “Derivatives Risk.”

Response: Each Fund hereby confirms that it believes its derivatives-related disclosure is appropriate. “Swaps Risk” is included in addition to “Derivatives Risk” because it provides additional detail about risks specific to swaps.

9.	Comment: Under “Restrictions on Excessive Trading Practices” it states that “certain other Goldman Sachs Funds offered in other prospectuses impose a redemption fee on redemptions made within 30 or 60 days of purchase subject to certain exceptions as described in these Goldman Sachs Funds’ prospectuses.” Please explain supplementally why this disclosure is relevant for the Funds given that they do not charge redemption fees.

Response: Shareholders of the Funds may exchange their shares for certain shares of another Goldman Sachs Fund that may be subject to a redemption fee. Accordingly, the disclosure referenced in this comment is relevant to shareholders who may wish to exchange their shares.

10.	Comment: With respect to each Fund’s 80% policy, please revise the disclosure such that use of derivatives for purposes of the 80% test is stated in a separate sentence from other types of investments.

Response: The Funds have incorporated this comment.

Prospectus – Multi-Manager International Equity Fund

11.	Comment: With respect to the Fund’s 80% policy, please clarify what is meant by the term “equity-related investments.”

Response: The Funds have incorporated this comment.

12.	Comment: With respect to the Fund’s name, please explain supplementally how the Fund complies with prior guidance regarding the use of the term “international.”

Response: As stated in the Fund’s Principal Investment Strategies section, the Fund invests at least 80% of its Net Assets in “equity investments in companies that are domiciled outside the U.S. or whose securities are principally traded outside the U.S.” The section further states that the Fund invests in “at least three foreign countries and may invest in the securities of issuers in emerging market countries.”

Prospectus – Multi-Manager U.S. Dynamic Equity Fund

13.	Comment: With respect to the Fund’s 80% policy, please explain supplementally how the policy to invest at least 80% of the Fund’s Net Assets in securities of “issuers domiciled in the U.S or whose securities are principally traded in the U.S.” complies with the requirement of Rule 35d-1 that a fund that has a name that suggests investment in a certain country invest at least 80% of its Net Assets in “investments that are tied economically to the particular country.” In addition, please explain supplementally whether the jurisdiction in which an issuer is domiciled refers to the jurisdiction in which it is organized. Please refer to Release No. IC-24828, footnote 42.

Response: The Fund believes that securities of issuers domiciled in the U.S. or whose securities are principally traded in the U.S. are securities that are tied economically to the U.S. Furthermore, the Fund confirms that the jurisdiction in which an issuer is domiciled is the same as the jurisdiction in which it is organized.

Statement of Additional Information

14.	Comment: Please explain supplementally the exclusion from the definition of “commodity pool operator” on which each Fund will rely.

Response: Prior to commencing operations, each Fund will file a claim of non-action relief under CFTC Letter No. 12-38 (Nov. 29, 2012) claiming an exemption from registration as a “commodity pool operator” under the Commodity Exchange Act.

15.	Comment: Please confirm supplementally whether the Funds will participate in a line of credit facility. The staff notes that the disclosure regarding such facility is currently bracketed.

Response: The Funds are not expected to participate in the line of credit facility at the time of their launch, so this disclosure has been deleted from the Statement of Additional Information and the fee is not included in either Fund’s “Annual Fund Operating Expenses” table.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7133 if you wish to discuss this correspondence further.

Sincerely,

/s/ Jessica Howell

Jessica Howell

cc:	Matt Wolfe, Goldman, Sachs & Co.

Francesca Mead, Goldman, Sachs & Co.

Exhibit A

June 15, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Goldman Sachs Trust II (the “Registrant”), SEC File Numbers 333-185659 and 811-22781

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure therein; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Jessica Howell of Dechert LLP at (617) 728-7133.

Sincerely,

/s/ Francesca Mead

Francesca Mead, Goldman, Sachs & Co.

cc:	Jessica Howell, Dechert LLP